Exhibit 99.1

LightInTheBox Holding Co., Ltd. Responds to Class Action Lawsuit

Beijing, China, August 28, 2013 - LightInTheBox Holding Co., Ltd. (NYSE: LITB) (“LightInTheBox” or the “Company”), a global online retail company that delivers products directly to consumers around the world, today announced that it has become aware of the filing of a purported securities class action lawsuit against the Company and certain of its senior officers on behalf of a putative class of shareholders of the Company in the United States District Court for the Southern District of New York.

The Company has reviewed the claims asserted in the complaint and believes that they are without merit.  While the Company has not yet been served with a copy of the complaint, it intends to work with Simpson Thacher & Bartlett LLP, its legal counsel, to vigorously defend itself in this matter.

About LightInTheBox Holding Co., Ltd.

LightInTheBox is a global online retail company that delivers products directly to consumers around the world.  The Company offers customers a convenient way to shop for a wide selection of lifestyle products at attractive prices through its www.lightinthebox.com, www.miniinthebox.com and other websites, which are available in 20 major languages and cover more than 80% of global Internet users.  In 2012, the Company ranked number one in terms of revenue generated from customers outside of China among all China-based retail websites that source products from third-party manufacturers.  For more information, please visit www.lightinthebox.com.

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets” and similar statements. Among other things, statements that are not historical facts, including statements about LightInTheBox’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as LightInTheBox’s strategic and operational plans, are or contain forward-looking statements. LightInTheBox may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties.  Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: LightInTheBox’s goals and strategies; LightInTheBox’s future business development, results of operations and financial condition; the expected growth of the global online retail market; LightInTheBox’s ability to attract customers and further enhance customer experience and product offerings; LightInTheBox’s ability to strengthen its supply chain efficiency and optimize its logistics network; LightInTheBox’s expectations regarding demand for and market acceptance of its products; competition; fluctuations in general economic and business conditions and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in LightInTheBox’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and LightInTheBox does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

ICR, Inc.

Bill Zima

Tel: +1 (646) 405-4933

Email: ir@lightinthebox.com